ANNUAL MEETING REPORT

   An Annual Meeting of Shareholders was held on June 12, 2008. Shareholders voted to elect three Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees.

                      For          Withheld
Rober P. Mack, M.D.   16,695,672   1,370,985
Eric Oddleifson       16,824,029   1,242,648
Oleg Pohotsky         16,683,030   1,383,647

   The nominees were elected to serve until the 2011 Annual Meeting. Trustees serving until the 2009 Annual Meeting are Rakesh K. Jain, Ph.D., Daniel R. Omstead, Ph.D. and Lucinda H. Stebbins. Trustees serving until the 2010 Annual Meeting are Lawrence S. Lewin and Uwe E. Reinhardt, Ph.D.

   Shareholders ratified the appointment of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2008 by the following votes.

For          Against   Abstain
17,669,021   198,608   199,048